EXHIBIT 99.1

PSCU Partners with Jacada to Provide Contact Center Technology Solutions

Nation’s leading CUSO selects Jacada’s customer service solutions to support 900 Owner credit unions

ATLANTA and ST. PETERSBURG, Fla., March 15, 2018 (GLOBE NEWSWIRE) -- Jacada Ltd. (OTCQB:JCDAF), a leading global provider of solutions designed to automate customer service interactions, reduce the size of contact centers and improve the customer experience, announced today it has signed a material deal with PSCU. Jacada will provide a comprehensive unified agent desktop, desktop automation and agent guidance solution in support of PSCU’s nearly 900 Owner credit unions. The project, which includes a suite of Assisted Service contact center solutions from Jacada, will be utilized by hundreds of contact center agents in four PSCU locations across the country.

After a thorough analysis of its customer service technology needs and a comprehensive review of other leading solutions currently available in the market, PSCU found Jacada’s overall offering to be the best fit. The CUSO chose to partner with Jacada following a competitive RFP review process.

“We constantly look for ways to increase the value we provide to our Owners. Jacada’s offerings will allow us to improve and automate member service operations while optimizing interactions between customer service agents and credit union members,” says Gary Scalise, Call Center SVP for PSCU. “The deal with Jacada furthers our commitment to service excellence, as we continue to make enhancements in productivity to create a better member experience.”

The specific Jacada solutions that will be utilized by PSCU include:

  Jacada Desktop Automation – Utilizing Jacada’s deep integration and automation experience, this implementation automates agents’ repeated tasks to reduce handling time and improve the customer experience.
  Jacada Agent Guidance – Guiding the customer service agent through an optimized interaction with the customer reduces training time and error rate and ensures regulation compliance.
  Jacada Unified Desktop – This contact center unified desktop solution streamlines agents’ interactions with a large number of mission-critical applications, reduces agent training time, and provides an improved agent and customer experience.

“PSCU’s services and solutions are built to help credit unions grow and provide an unparalleled member experience, while Jacada’s solutions are built to provide the most optimized and efficient contact center interactions,” says Yochai Rozenblat, CEO of Jacada. “We look forward to assisting PSCU in elevating its already superb service to even higher levels by providing the company with solid contact center technology solutions.”

About Jacada

Jacada Inc. helps enterprises to significantly reduce costs of their customer service operations by deploying automation solutions and contextual bots. From guiding the contact center agents and automating their manual tasks to fully automated self-service solutions, Jacada automates interactions while improving customer experience. Our 27 years of experience in automating customer service processes for global enterprises, together with proven outcome-focused integration capabilities, enable worry-free deployments with lower Total Cost of Ownership. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at Jacada.com.

About PSCU

PSCU, headquartered in St. Petersburg, Fla., is the nation’s leading credit union service organization (CUSO). Founded in 1977 as a credit union cooperative, PSCU offers a comprehensive, highly integrated suite of payment solutions for credit unions to optimize their member experience. Today, PSCU supports the success of nearly 900 Owner credit unions representing 20.4 million accounts. Leveraging digital technology, PSCU provides secure, best-in-class solutions including payment processing, risk management, analytics, loyalty programs, marketing, strategic consulting and mobile platforms. Comprehensive, 24/7/365 member support is delivered by contact centers located throughout the United States. For more information, visit pscu.com.

Media Contacts:

A. Lee Judge
Jacada
770-776-2326
ljudge@jacada.com

Leah Knepper
French/West/Vaughan (PSCU)
919-277-1176
LKnepper@fwv-us.com